NorthTech Corporation
                  Suite 421 - 1917 West 4th Avenue
                 Vancouver, B.C., Canada   V6J 1M7


December 13, 2005


Derek B. Swanson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549


RE:  NorthTech Corporation
     Amendment No. 2 to the Form SB-2 filed December 7, 2005
     File Number 333-128822

Dear Mr. Swanson:

In response to your telephone conversation with Michael M. Kessler, our legal counsel, enclosed are two red-lined copies of Amendment 3 to the Form SB-2, which have been updated to reflect and include our October 31, 2005 reviewed financial statements. In addition, Part II,
Item 28 - Undertakings has been revised.

Thank you again for your kind assistance in the review of our document. Please advise if you have any further questions or comments.

Sincerely,

/s/ Cecelia Pineda

By: Cecelia Pineda,
President & CEO





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